Exhibit 99.5

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal First Quarter Ended December 31, 2018

HOUSTON and VANCOUVER, Feb. 7, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal first quarter ended December 31, 2018. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"Following the preclinical work on a select group of our next generation aniten compounds showing high potency, metabolic stability, predicted long half-lives and superior pharmaceutical properties we are on track to make a final IND candidate selection in the first calendar quarter of 2019, and enter the clinic as expeditiously as possible after our IND submission," stated David Parkinson, MD, President and CEO of ESSA. "We look forward to presenting two posters at the 2019 Genitourinary Cancers Symposium on February 14, 2019, which will be the first public presentation of preclinical data from ESSA's new aniten compounds."

Recent Company Highlights

  Otello Stampacchia, Ph.D., founder of Boston-based biotech and medical device investment firm, Omega Funds LP, was appointed to the Company's Board of Directors in October 2018.
  The Company was accepted to present a poster at AACR Annual Meeting, March 29 - April 3, 2019 in Atlanta, GA.
  The Company will present at the 31st Annual ROTH Conference, March 17-18, 2019 in Laguna Niguel, CA.

Summary Financial Results

  Net Income (Loss). ESSA recorded a net loss of $2.7 million ($0.42 loss per common share based on 6,305,283 weighted average common shares outstanding) for the quarter ended December 31, 2018, compared to a net loss of $2.1 million ($1.44 loss per common share based on 1,455,094 weighted average common shares outstanding) for the quarter ended December 31, 2017, which included a gain on derivative liability of $7.3 million.
  Research and Development ("R&D") expenditures. R&D expenditures for the quarter ended December 31, 2018 were $1.2 million compared to $1.0 million for the quarter ended December 31, 2017. The increases in R&D expenditures for the quarter were primarily related to ESSA's continued focus on preclinical research related to the Company's next-generation aniten compounds in the current period. Costs in the comparative period included termination costs in relation to ESSA's conclusion of its Phase I clinical study of EPI-506 in September 2017.
  General and administration ("G&A") expenditures. G&A expenditures for the quarter ended December 31, 2018 were $1.2 million compared to $1.0 million for the quarter ended December 31, 2017. The increases in the quarter primarily reflected increased corporate activity, resulting in increased professional fees, compensation expenses and increased share-based payments reflecting the vesting and granting of stock options.

Liquidity and Outstanding Share Capital
Cash on hand at December 31, 2018, was $12.2 million, with working capital of $9.2 million, reflecting the aggregate gross proceeds of the completed January 2018 financing, , which totalled $26 million, less operating expenses in the intervening period.

As of December 31, 2018, the Company had 6,311,098 common shares issued and outstanding, and 1,654,000 common shares issuable on the exercise of prepaid warrants at a nominal exercise price of $0.002 per common share. If all prepaid warrants are exercised, there would be approximately 7,965,098 ESSA common shares outstanding.

In addition, as of December 31, 2018 there were 474,937 common shares issuable upon the exercise of warrants and broker warrants at a weighted-average exercise price of $34.35 per ESSA common share and 911,961 ESSA common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $4.79 per common share.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently completing IND-enabling studies on a small number of next generation compounds with higher potency and metabolic stability, longer half-life and superior pharmaceutical properties to the first generation NTD inhibitor.  ESSA intends to make a final IND candidate selection in Q1 2019 following full compound selectivity characterization and in vivo animal model results.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding timing of identifying the next-generation aniten product candidate, presenting at the ASCO-GU, the ACCR Annual Meeting and the Roth Conference, and the anticipated timing of submitting an IND application and entering the clinic.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited) Amounts in thousands of United States dollars
	December 31, 2018	September 30, 2018

Cash	$12,174	$14,829
Prepaid and other assets	1,041	1,188

Total assets	$13,125	$16,017

Current liabilities	3,575	3,344
Long-term debt	2,818	3,501
Derivative liability	7	20
Shareholders' deficiency	6,815	9,152

Total liabilities and shareholders' deficiency	$13,215	$16,017

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) Amounts in thousands of United States dollars, except share and per share data
	Three months ended December 31, 2018	Three months ended December 31, 2017

OPERATING EXPENSES
Research and development	$1,249	$970
Financing costs	177	245
General and administration	1,247	958

Total operating expenses	(2,673)	(2,173)

Gain (loss) on derivative liability	13	89
Other items	(3)	(6)

Net income (loss) before taxes	(2,663)	(2,090)
Income tax expense	(10)	-

Net income (loss) for the period	$(2,673)	$(2,090)

Basic and diluted earnings (loss) per common share	$(0.42)	$(1.44)

Weighted average number of common shares outstanding	6,305,283	1,455,094

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email : ALada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 17:05e 07-FEB-19